UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
AFFIRMATIVE INSURANCE HOLDINGS, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
008272106

(CUSIP Number)
Affirmative Investment LLC
Attention: Sally A. Rocker
717 Fifth Avenue
26th Floor
New York, NY 10022
Phone: (212) 404-6804

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 18, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	008272106	SCHEDULE 13D	PAGE	2	OF	9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Affirmative Investment LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

7

NUMBER OF	None.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	8,294,427 shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	None.

WITH	10	SHARED DISPOSITIVE POWER

8,294,427 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,294,427 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4% (See Item 5)

14	TYPE OF REPORTING PERSON*

OO — Limited Liability Company

CUSIP No.	008272106	SCHEDULE 13D	PAGE	3	OF	9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Affirmative Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

7

NUMBER OF	None.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	8,294,427 shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	None.

WITH	10	SHARED DISPOSITIVE POWER

8,294,427 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,294,427 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%(See Item 5)

14	TYPE OF REPORTING PERSON*

OO — Limited Liability Company

CUSIP No.	008272106	SCHEDULE 13D	PAGE	4	OF	9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. Christopher Flowers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

7

NUMBER OF	None.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	8,294,427 shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	None.

WITH	10	SHARED DISPOSITIVE POWER

8,294,427 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,294,427 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%(See Item 5)

14	TYPE OF REPORTING PERSON*

IN

CUSIP No.	008272106	SCHEDULE 13D	PAGE	5	OF	9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Affirmative LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

7

NUMBER OF	None.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	8,294,427 shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	None.

WITH	10	SHARED DISPOSITIVE POWER

8,294,427 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,294,427 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.4%(See Item 5)

14	TYPE OF REPORTING PERSON*

OO — Limited Liability Company
* See Instruction

CUSIP No. 008272106	SCHEDULE 13D	PAGE 6 OF 9 PAGES
     This Statement on Schedule 13D/A (the “Statement”) is being filed as Amendment No. 5 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 30, 2005 (the “Original Statement”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 26, 2005 (the “First Amendment”), Amendment No. 2 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 31, 2005 (the “Second Amendment”), Amendment No. 3 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 9, 2006 (the “Third Amendment”) and Amendment No. 4 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 1, 2006 (the “Fourth Amendment”). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement, the First Amendment, Second Amendment, the Third Amendment and the Fourth Amendment.
ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is supplementally amended as follows:

On March 18, 2011, the Compensation Committee of the Company’s Board of Directors approved a revised form of restricted stock award agreement (the “Restricted Stock Award Agreement”) to be used in connection with certain restricted stock awards to be issued under the Company’s 2004 Amended and Restated Stock Incentive Plan. Each grantee under a Restricted Stock Award Agreement shall be eligible to exercise voting rights with respect to shares of restricted stock issued to him thereunder. As a condition precedent to the grant of restricted stock to each grantee, each grantee has agreed, and any future grantee under a Restricted Stock Award Agreement will agree, to execute an irrevocable proxy to vote all such shares of restricted stock issued to said grantee under a Restricted Stock Award Agreement in favor of NAL (the “Proxy”) in order for the Reporting Persons to maintain their holdings at or above their current level of beneficial ownership. The granting of the Proxy is deemed to have been made contemporaneously with each grantee’s execution of his Restricted Stock Award Agreement, and will continue for a duration of time and subject to terms and conditions otherwise set forth in the Proxy.

The number of shares subject to the Proxy is subject to change based on a number of factors, including the termination of the grantor’s service with the Company, the forfeiture or repurchase by the Company of shares issued under the Restricted Stock Award Agreements, grants of additional shares under the Restricted Stock Award Agreements and the entry into Restricted Stock Award Agreements with additional employees. The form Restricted Stock Award Agreement provides that shares issued thereunder are subject to both performance and time vesting threshold requirements. Time vesting will not occur for any portion of a restricted stock award that has not satisfied performance vesting price thresholds. In order for each tranche of restricted stock to fully vest, both the performance vesting and time vesting requirements of the award must have been satisfied.

The Reporting Persons also intend to review on a regular basis their investment in the Company and reserve the right to acquire additional shares of the Common Stock, maintain their holdings at their current levels or dispose of all or some of the shares of Common Stock in the open market or through privately negotiated transactions, in each case subject to any applicable regulatory approval.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is supplementally amended as follows:

(a) Based upon information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, there were 15,408,358 shares of Common Stock outstanding as of September 30, 2010. After giving effect to the Restricted Stock Award Agreements, the Reporting Persons believe that the total number of shares of Common Stock outstanding shall be 15,841,858, subject to the vesting requirements discussed in Item 4 above. As a result of the Proxy,

CUSIP No. 008272106	SCHEDULE 13D	PAGE 7 OF 9 PAGES
the Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 8,294,427 shares of Common Stock, which represents approximately 52.4% of the outstanding Common Stock.

(d) The form Restricted Stock Award Agreement provides that shares issued thereunder are subject to both performance and time vesting threshold requirements discussed in Item 4 above. Grantees of restricted stock under a Restricted Stock Award Agreement shall not be eligible to receive cash dividends paid on the restricted stock unless and until such shares of restricted stock fully vest. Cash dividends paid on unvested restricted stock will accumulate and be paid to the grantee within sixty (60) days after the related shares of restricted stock fully vest, subject to approval of the Compensation Committee of the Board of Directors of the Company.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is supplementally amended as follows:

Pursuant to the Proxy, a grantee under a Restricted Stock Award grants an irrevocable proxy to NAL to exercise such grantee’s rights to vote or grant consent or approval as a holder of all unvested shares of restricted stock issued. Pursuant to the Proxy, in the event that the irrevocable nature of the Proxy is adjudicated to be invalid, the grantee agrees to vote the shares in accordance with the direction of NAL on any matter presented for the vote of shareholders of the Company.

The Proxy will remain in effect for as long as the grantee is an employee or director of the Company and for an additional option period during which the Company may purchase the restricted stock issued under a Restricted Stock Award Agreement, as may be set forth in such Restricted Stock Award Agreement. In the event that NAL ceases to maintain majority voting control of the Company, the Proxy will terminate. The Proxy may also be terminated upon the mutual agreement of the grantee and NAL.

The Proxy restricts the ability of the grantee to (i) transfer, offer to transfer or consent to any transfer of any or all shares of restricted stock issued under a Restricted Stock Award Agreement or any interest therein without the prior written consent of NAL, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of such shares or any interest therein (except as otherwise set forth in the Restricted Stock Award Agreement), (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all such shares, (iv) deposit any or all such shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all such shares or (v) take any other action that would make any representation or warranty of the grantee in the Proxy untrue or incorrect in any material respect.
ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit
1
Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 of Affirmative Insurance Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on March 21, 2011, File No. 000-50795).

2	Form of Irrevocable Proxy, by and between grantee of restricted stock under a Restricted Stock Award Agreement and NAL.

CUSIP No. 008272106	SCHEDULE 13D	PAGE 8 OF 9 PAGES
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 28, 2011

AFFIRMATIVE INVESTMENT LLC
/s/ Avshalom Kalichstein
By: Avshalom Kalichstein
Title:	Authorized Signatory

AFFIRMATIVE ASSOCIATES LLC
/s/ Avshalom Kalichstein
By: Avshalom Kalichstein
Title:	Authorized Signatory

J. CHRISTOPHER FLOWERS
/s/ J. Christopher Flowers

NEW AFFIRMATIVE LLC
/s/ Avshalom Kalichstein
By: Avshalom Kalichstein
Title:	Authorized Signatory

CUSIP No. 008272106	SCHEDULE 13D	PAGE 9 OF 9 PAGES
EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 of Affirmative Insurance Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on March 21, 2011, File No. 000-50795).

2	Form of Irrevocable Proxy, by and between grantee of restricted stock under a Restricted Stock Award Agreement and NAL.